Exhibit 3.4

Baker & McKenzie Amsterdam N.V.

Attorneys at law, Tax advisors and Civil-law notaries

P.O. Box 2720 1000 CS Amsterdam The Netherlands

20250460/01/SAK2/RAS4	Tel: +31 20 551 7555 www.bakermckenzie.nl

INCORPORATION

GXO LOGISTICS CAPITAL B.V.

On this day, the fifteenth day of October two thousand and twenty-five, appeared before me, Kim Francis Tan, civil-law notary in Amsterdam, the Netherlands (the “notary”):

Sara Joanna Karetko, born in Warsaw, Poland on the twenty-seventh day of October nineteen hundred ninety-six, for the purpose hereof electing as her domicile the office of the notary (Claude Debussylaan 54, 1082 MD Amsterdam, the Netherlands), here acting upon a written power of attorney granted by:

GXO Logistics Holdings B.V., a private company with limited liability organized and existing under the laws of the Netherlands, having its corporate seat in Eindhoven, the Netherlands, with office address at Achtseweg Noord 27, 5651 GG Eindhoven, the Netherlands and registered with the Trade Register of the Chamber of Commerce under number 73391832 (the “Incorporator”).

The appearing person declared to incorporate a private company with limited liability for and on behalf of the Incorporator, which shall be governed by the following:

ARTICLES OF ASSOCIATION

Definition of terms

Article 1

In these articles of association, the following terms have the following meanings:

a.	general meeting: the corporate body of the company formed by the shareholders or, as the case may be, the meeting of the holders of a meeting right;

b.	depositary receipts: depositary receipts for shares in the company’s capital;

c.	subsidiary: a legal entity or company as referred to in article 2:24a Dutch Civil Code;

d.	annual accounts: the balance sheet and the profit and loss account, plus the explanatory notes thereto;

e.	written/in writing: in the form of any message transmitted and received in writing via any normal means of communication, including fax or e-mail;

f.	holder of a meeting right: party who, pursuant to the law or these articles of association, holds a meeting right;

g.	meeting right: the right to attend and address the general meeting, either in person or by written proxy.

Name and corporate seat

Article 2

2.1	The company’s name is GXO Logistics Capital B.V.

2.2	The company has its corporate seat in Eindhoven, the Netherlands.

Objects

Article 3

The objects of the company are:

a.	to attract, negotiate and enter into financing agreements, as well as to provide such agreements and services to other group companies;

b.	to incorporate, conduct the management of, participate in and take any other financial interest in other companies and/or enterprises;

c.	to render administrative, technical, financial, economic or managerial services to other companies, persons and/or enterprises;

d.	to acquire, dispose of, manage and operate real property, personal property and other goods, including patents, trademark rights, licences, permits and other industrial property rights;

e.	to raise funds by means of, inter alia, attracting loans, issuing bonds and other debt instruments, entering into financial derivatives or otherwise, and investing and placing funds raised by the company in, among other things, (interests in) loans, bonds, debt instruments, shares, warrants, and other similar securities, as well as in financial derivatives;

f.	to borrow and/or lend monies, provide security or guarantee or otherwise warrant performance jointly and severally on behalf of group companies and others,

the foregoing whether or not in collaboration with third parties and inclusive of the performance and promotion of all activities which directly and indirectly relate to those objects, all this in the broadest sense of the words.

Shares and depositary receipts

Article 4

4.1	The company has an issued share capital divided into one (1) or more shares.

4.2	At least one (1) share must be held by a party other than the company or one (1) of its subsidiaries and for a purpose other than to benefit the company or one (1) of its subsidiaries.

4.3	The shares have a nominal value of one euro (EUR 1.00) each.

4.4	All shares are registered and are numbered consecutively from 1 onwards. No share certificates shall be issued. Attached to each share is a voting right, a meeting right and a right to share in the company’s profits and reserves, in accordance with the provisions of these articles of association.

4.5	No meeting right is attached to depositary receipts. In deviation of the provision in the preceding sentence, the general meeting is authorized to attach or to cancel the meeting right in relation to one (1) or more depositary receipts.

Shareholders’ register

Article 5

5.1	The company’s board of managing directors shall keep a register in which the names and addresses of all the shareholders are recorded, specifying the date on which they acquired their shares, the date of acknowledgment by or service upon the company, the type or class of the shares and the amount paid up on each share. Should a shareholder be exempt from an obligation, requirement or suspension of rights as defined in article 2:192 paragraph 1 Dutch Civil Code under the articles of association, that exemption shall be noted. The register shall also contain the names and addresses of all holders of a usufruct or right of pledge on shares, specifying the date on which they acquired such usufruct or right of pledge, the date of acknowledgment by or service upon the company and the rights attached to the shares which are vested in them in accordance with articles 11 and 29 of these articles of association. The names and addresses of the holders of depositary receipts to which a meeting right is attached shall be recorded in the register, specifying the date on which the meeting right was attached to their depositary receipts and the date of acknowledgement by or service upon the company.

5.2	Shareholders and others whose details must be included in the shareholders’ register pursuant to paragraph 1 of this article shall provide the board of managing directors with the required details in a timely fashion. If an electronic address is also provided for inclusion in the shareholders’ register, such provision shall be deemed the permission of the relevant shareholder or other holder of a meeting right to be sent all notifications and announcements, as well as convocations to general meetings, by electronic means.

5.3	The register shall be updated regularly and the grant of each release from liability for payments not yet made shall be recorded therein. All entries or notes in the register shall be signed by a managing director.

5.4	Further to a request to that effect, the board of managing directors shall provide each shareholder, usufructuary, pledgee or holder of a depositary receipt to which a meeting right is attached with an extract from the register relating to its entitlement to its share or depositary receipt, free of charge. If a usufruct or right of pledge has been created on a share, the extract will specify to whom the rights referred to in articles 11 and 29 of these articles of association accrue.

5.5	The board of managing directors shall make the register available at the company’s offices for inspection by the shareholders as well as by the usufructuaries or pledgees to whom the rights referred to in articles 11 and 29 of these articles of association accrue as well as to holders of depositary receipts to which is attached a meeting right. The particulars in the register in respect of shares which have not been paid up in full shall be available for public inspection and a copy or an extract of such particulars shall be provided at no more than cost.

Issue of shares

Article 6

6.1	The company may only issue shares pursuant to a resolution of the general meeting. The general meeting may delegate its powers in this respect to another corporate body of the company and may revoke such delegation.

6.2	Paragraph 1 of this article shall apply mutatis mutandis to the granting of rights to subscribe for shares but will not apply to the issuing of shares to persons exercising a previously obtained right to subscribe for shares.

Conditions for issuing of shares. Pre-emptive rights

Article 7

7.1	Any resolution to issue shares shall also specify the issue price and any further conditions in connection with the issue. The issuing of shares shall require a notarial deed to be executed for that purpose before a civil-law notary practicing in the Netherlands, to which those involved are party.

7.2	With due observance of the restrictions stipulated by law, each shareholder shall have a pre-emptive right on any further share issue, in proportion to the aggregate amount of his shares.

7.3	Shareholders shall have a similar pre-emptive right with respect to the granting of rights to subscribe for shares.

7.4	The pre-emptive rights may be limited or suspended for each single issue by the corporate body of the company authorized to issue shares.

Payment on shares

Article 8

8.1	On subscription for a share, payment must be made of its nominal value. The company may require that the nominal value or a part thereof must first be paid after a certain period of time or after the company has requested such payment.

8.2	Payment on a share must be made in cash unless another form of contribution has been agreed. The company’s permission is required to pay on shares in a currency other than that in which the nominal value of the shares is denominated.

Acquisition of shares by the company in its own capital

Article 9

9.1	The company may only acquire shares in its own capital pursuant to a resolution of the board of managing directors.

9.2	Any acquisition by the company of shares in its own capital that are not fully paid up shall be null and void.

9.3	Unless it acquires such shares free of charge, the company may not acquire fully paid-up shares in its own capital if the amount of its equity, less the acquisition price, is less than the reserves that the company must maintain by law or pursuant to these articles of association or if the board of managing directors knows or could reasonably be expected to foresee that the acquisition would make the company unable to continue paying any of its due and payable debts.

9.4	If, after making such an acquisition that was not made free of charge, the company is unable to continue paying its due and payable debts, the managing directors shall, subject to the provisions of law, be jointly and severally liable to the company for the shortfall created by the acquisition. A party disposing of shares who knows or could reasonably be expected to foresee that the acquisition would make the company unable to continue paying any of its due and payable debts shall be liable to the company for payment of the shortfall created by the acquisition of that party’s shares, with said liability not to exceed the acquisition price of the shares it disposed to the company and with due observance of the provisions of law.

9.5	The provisions in the preceding paragraphs shall not apply to shares acquired by the company by operation of law.

9.6	Any acquisition of shares at the expense of the reserves referred to in paragraph 3 of this article shall be null and void. The managing directors shall be jointly and severally liable to a good faith seller of shares who incurs a loss as a result of a sale being declared null and void.

9.7	The term ‘shares’ as used in this article shall be taken to include depositary receipts.

Capital reduction

Article 10

With due observance of article 4 paragraph 2 of these articles of association and the provisions of law, the general meeting may resolve to reduce the issued capital of the company, either by a cancellation of shares or by a reduction of the nominal value of the shares by means of an amendment of the articles of association. A resolution to reduce the issued capital with a repayment in respect of the shares shall have no effect as long as it has not been approved by the board of managing directors. The provisions of article 2:216 paragraphs 2 up to and including 4 Dutch Civil Code shall apply accordingly to the resolution referred to in the previous sentence.

Transfer of shares and depositary receipts. Restricted rights

Article 11

11.1	The transfer of shares and the transfer – including the creation and disposal – of any restricted rights attached to shares shall require a notarial deed to be executed for that purpose before a civil-law notary practicing in the Netherlands, to which those involved are party.

11.2	The transfer in accordance with paragraph 1 of this article will also be valid vis-à-vis the company by operation of law. Unless the company is a party to the legal act, the rights attached to shares cannot be exercised until the company either acknowledges the legal act or the notarial deed has been served upon the company in accordance with the relevant statutory provisions.

11.3	The provisions of paragraph 2 of this article shall apply mutatis mutandis to the transfer of depositary receipts to which a meeting right is attached.

11.4	A shareholder may create a usufruct or right of pledge on one or more of his shares.

11.5	The voting right attached to the shares encumbered with a usufruct or right of pledge shall be vested in the shareholder. The voting right may be vested in the usufructuary or pledgee if this is stipulated on the establishment of the usufruct or right of pledge or if this is agreed afterwards in writing between the shareholder and the usufructuary or pledgee, provided that both this provision and – in the case of a transfer of the usufruct or if another party succeeds to the rights of the pledgee – the transfer of the voting right is approved by the general meeting.

11.6	The provisions of paragraph 2 of this article shall apply mutatis mutandis to a written agreement as referred to in paragraph 5 of this article, above.

Transferability of shares

Article 12

Shares can be transferred freely and without any restrictions as referred to in article 2:195 Dutch Civil Code.

Board of managing directors

Article 13

13.1	The board of managing directors consists of one (1) or more managing directors, with the actual number being determined by the general meeting. Each managing director of the company has the title of director (directeur).

13.2	The managing directors are appointed by the general meeting.

13.3	For the purposes of article 9 paragraph 4, article 10 and article 23 paragraph 3 of these articles of association, a person who has determined or co-determined the company’s policies as if he or she were a managing director shall be considered equivalent to a managing director, including the same responsibilities and liabilities.

Suspension and dismissal

Article 14

14.1	The general meeting is authorized to suspend or dismiss a managing director from office at any time.

14.2	Any such suspension may be extended once or more often, but will be limited to a total of three (3) months. Such suspension shall expire on lapse of this period unless a resolution has been adopted either to lift the suspension or to dismiss the managing director prior to the end of this period.

Remuneration

Article 15

The general meeting determines the remuneration and other terms and conditions of employment of each managing director.

Managerial duties

Article 16

16.1	Subject to the restrictions set forth in these articles of association and with due observance of the law, the board of managing directors is charged with the management of the company.

16.2	The board of managing directors may adopt rules and regulations governing its decision-making process.

16.3	The board of managing directors may make a division of duties, specifying the individual duties of each managing director.

Meetings of the board of managing directors

Article 17

17.1	The board of managing directors shall meet as often as a managing director requests a meeting.

17.2	Each managing director is authorized to convene a meeting of the board of managing directors in writing, specifying the topics to be discussed. Such convocation shall take place no later than two (2) days prior to the day of the meeting.

17.3	A summary reflection of the matters addressed at the meeting must be recorded in the minutes.

17.4	A managing director may be represented at the meeting by a fellow managing director authorized by written power of attorney.

17.5	No legally valid resolutions may be passed with regard to items that are not included in the agenda, the written convening notice or which have not been announced as prescribed or within the prescribed convocation term, unless the managing directors unanimously agree that resolutions on these items shall be passed.

Resolutions of the board of managing directors. Conflict of interest

Article 18

18.1	The board of managing directors adopts resolutions by an absolute majority of the votes cast. Each managing director has a right to cast one (1) vote. In the event the votes are equally divided, the proposal is rejected.

18.2	A managing director with a direct or indirect personal interest that conflicts with the company’s interest may not take part in the deliberations or decision-making. If no resolution can be adopted by the board of managing directors as result thereof, such resolution must be adopted by the general meeting or by a corporate body as appointed by the general meeting for that purpose, which corporate body - notwithstanding the provisions of this paragraph - may also be the board of managing directors.

18.3	The board of managing directors may adopt resolutions outside meetings provided that all its members have agreed with this method of decision-making and have expressed themselves regarding the proposal concerned in writing.

Representative authority

Article 19

19.1	The board of managing directors represents the company. The authority to represent the company is also vested in two (2) managing directors acting jointly in the case that the board of managing directors consists of more than one (1) managing director.

19.2	The board of managing directors may appoint officers with a limited or unlimited power of attorney. Each officer will represent the company within the scope of his authority. The officers’ titles are determined by the board of managing directors.

Approval of board resolutions

Article 20

20.1	The general meeting is authorized to make subject to its approval resolutions by the board of managing directors. Any such resolution must be clearly described and reported to the board of managing directors in writing.

20.2	The absence of approval as defined in this article will not impair the representative authority of the board of managing directors or of the managing directors.

Absence. Inability to act

Article 21

If one or more managing director(s) is/are absent or unable to perform his/their duties, the remaining managing director or managing directors shall be temporarily charged with the management of the company. In the event of the absence or inability to act of all the managing directors or the sole managing director, a person appointed for that purpose by the general meeting shall be temporarily charged with the management of the company.

Financial year. Annual accounts

Article 22

22.1	The financial year corresponds with the calendar year.

22.2	The board of managing directors is required to draw up the annual accounts within five (5) months of the end of the company’s financial year, unless this period has been extended by a maximum of five (5) months by the general meeting on account of special circumstances.

22.3	The annual accounts must be signed by the managing directors; if one or more of their signatures is missing, this shall be stated giving the reason therefore.

22.4	The general meeting adopts the annual accounts.

22.5	A resolution to adopt the annual accounts shall not automatically discharge a managing director. The general meeting may resolve to grant one or more managing directors full or partial discharge.

22.6	If all of the shareholders are also managing directors of the company, the signing of the annual accounts by all of the managing directors shall not be considered an adoption as referred to in paragraph 4 of this article.

22.7	If so required by law, the company shall instruct a qualified auditor to examine its accounts and records. The general meeting is authorized to appoint the auditor. If the general meeting fails to appoint the auditor, the board of managing directors is authorized to do so. The appointment of the auditor may be withdrawn for good reasons with due observance of article 2:393 paragraph 2 Dutch Civil Code.

22.8	The statutory provisions apply to the directors’ report, the additional data to be added, the auditor’s report and the publication of the directors’ report.

Profits

Article 23

23.1	The general meeting is authorized to allocate the profit determined by adopting the annual accounts and to resolve on any distributions, to the extent that the company’s equity exceeds the reserves that the company must maintain pursuant to the law or these articles of association.

23.2	A resolution intending a distribution shall not be effected until the board of managing directors approves such resolution. The board of managing directors shall withhold such approval only if it knows, or could reasonably be expected to foresee, that the distribution would make the company unable to continue paying any of its due and payable debts.

23.3	If, after making such a distribution, the company is unable to continue paying its due and payable debts, the managing directors shall, subject to the provisions of prevailing law, be jointly and severally liable to the company for the shortfall created by the distribution. A party receiving such distribution who knows or could reasonably be expected to foresee that the distribution would make the company unable to continue paying any of its due and payable debts shall be liable to the company for payment of the shortfall created by the distribution, with said liability not to exceed the amount of the distribution received by that party and with due observance of the provisions of prevailing law.

23.4	In calculating the profit distribution, the shares held by the company in its own capital will not be taken into account.

23.5	In calculating the amount to be distributed on each share, only the amount of the obligatory payments on the nominal amount of the shares will be taken into account.

23.6	A claim of a shareholder to receive a distribution expires after five (5) years.

General meetings

Article 24

24.1	At least once during each financial year, either a general meeting shall be held, or resolutions shall be passed in accordance with article 31 paragraph 1 of these articles of association, or the annual accounts shall be adopted with due observance of the provisions of article 22 paragraph 6 of these articles of association.

24.2	The agenda for such general meeting as mentioned in paragraph 1 of this article shall, among other things, include the following items:

a.	the directors’ report;

b.	adoption of the annual accounts;

c.	discharging the managing directors for the management they performed in the past financial year;

d.	allocation of result;

e.	the filling of any vacancies;

f.	other proposals by the board of managing directors or shareholders or others entitled to cast votes and/or other holders of a meeting right, provided that these proposals have been raised and announced with due observance of the provisions of article 26 of these articles of association.

Other meetings

Article 25

25.1	Without prejudice to the provisions of article 24 paragraph 1 of these articles of association, other general meetings shall be held as often as the board of managing directors, a single managing director or a pledgee with voting rights considers necessary.

25.2	One or more shareholders who, alone or together, represent at least one one-hundredth (1/100) of the issued capital may submit a written request to the board of managing directors to convene a general meeting, provided that such request contains a detailed description of the items to be addressed at said meeting. The board of managing directors will take the steps necessary to ensure that the general meeting is held within four (4) weeks of its receipt of such request, except in the event of a countervailing substantial company interest.

25.3	For the purposes of the application of this article, shareholders shall be equated with other holders of a meeting right.

Convocation of meetings. Agenda

Article 26

26.1	General meetings are convened by the board of managing directors, a single managing director or a pledgee with voting rights, without prejudice to the provisions laid down in article 25 paragraph 2 of these articles of association.

26.2	Convocation shall take place in writing to the addresses recorded in the register of shareholders with due observance of article 5 paragraph 2 of these articles of association and no less than on the eighth (8th) day prior to the day of the meeting.

26.3	The convening notice shall specify the matters to be addressed at the general meeting. Any matters not specified in the convening notice may be announced later, with due observance of the requirements of paragraph 5 of this article.

26.4	Shareholders and other holders of a meeting right who jointly represent at least one one-hundredth (1/100) part of the issued capital shall be entitled to request the board of managing directors to place one (1) or more matters on the agenda for the next general meeting. The board of managing directors shall place such matter(s) on the agenda except in the event of a countervailing substantial company interest. If the convening notice referred to in paragraph 2 of this article for the next meeting has already been sent out and there are fewer than thirty (30) days between the request for matters to be placed on the agenda and the day of the next meeting, the said matters shall be placed on the agenda for the meeting following that next meeting.

26.5	No legally valid resolutions may be passed with regard to items that are not included in the agenda, the written convening notice or which have not been announced as prescribed or within the prescribed convocation term, unless all holders of a meeting right have agreed with the decision-making on these items and the managing directors have been given the opportunity to advise on the items to be resolved upon prior to the adoption thereof.

Venue for general meetings

Article 27

General meetings shall be held in the municipality in which the company has its corporate seat, its head office, in the municipality of Amsterdam, or in the municipality of Haarlemmermeer (Schiphol Airport). A general meeting may be held elsewhere, provided that all holders of a meeting right have agreed with the meeting venue and the managing directors have been given the opportunity to advise on the items to be resolved upon prior to the adoption thereof.

Chair. Minutes

Article 28

28.1	The general meeting shall appoint its own chairperson. The chairperson appoints a secretary.

28.2	The secretary shall take minutes of the proceedings at each general meeting. The said minutes shall be confirmed and signed in evidence thereof by the chairperson and the secretary.

28.3	The chairperson or the party who convened the meeting may resolve to have a notarial report made of the proceedings at the meeting. Such notarial report shall be co-signed by the chairperson.

28.4	The board of managing directors is required to keep records of the resolutions adopted by the general meeting and deposit them at the company’s office for inspection by the shareholders and other holders of a meeting right. Upon request, each shareholder and holder of a meeting right will be provided with a copy of or excerpt from the records at no more than cost.

28.5	If the board of managing directors is not represented at a meeting, the chairperson of the meeting is responsible for ensuring that the board of managing directors is given a copy of the resolutions adopted as soon as possible after the meeting.

Meeting right. Right to attend

Article 29

29.1	A meeting right is allocated to shareholders, holders of depositary receipts for shares to which a meeting right is attached and to usufructuaries and pledgees who hold voting rights. Usufructuaries and pledgees who do not hold voting rights shall not have a meeting right unless provisions to the contrary were agreed upon the creation or transfer of the usufruct or right of pledge.

29.2	Each holder of a meeting right or its representative who attends a meeting must sign the attendance list.

29.3	Each holder of a meeting right or its representative participating in the general meeting by way of electronic means of communication shall be identified by the chairperson in the manner as stated in the terms and conditions mentioned in paragraph 6 of this article. The name of the holder of a meeting right and the name of any representative participating in the general meeting by way of electronic means of communication shall be added to the attendance list.

29.4	The managing directors have, in that capacity, an advisory vote at general meetings.

29.5	The general meeting may resolve to allow persons, other than those referred to in this article, to attend general meetings of shareholders.

29.6	The board of managing directors may determine that a holder of a meeting right or its representative may attend and address general meetings, and, insofar as possible, exercise its voting right by electronic means of communication. The board of managing directors sets the terms and conditions for electronic participation to the meeting as mentioned in the previous sentence and announces those in the convening notice. These conditions in any case encompass the method by which the holder of a meeting right or its representative can (i) be identified through the electronic means of communication, (ii) take direct cognisance of the proceedings at the meeting and (iii) insofar as possible, exercise its voting right.

Resolutions of the general meeting

Article 30

30.1	Resolutions are passed by an absolute majority of the votes cast, unless the law or these articles of association require a greater majority.

30.2	Each share confers the right to cast one (1) vote. No votes may be cast during the general meeting for a share held by the company or any of its subsidiaries; nor for shares of which either of them holds the depositary receipts.

30.3	If there is a tie in voting at the election of persons, a drawing of lots shall determine the issue. If there is a tie in voting on other matters, the proposal shall be considered rejected.

30.4	Blank votes and invalid votes will be deemed not to have been cast.

30.5	The conditions as referred to in article 29 paragraph 6 of these articles of association mention the manner in which a shareholder or its representative may participate in the voting by way of electronic means.

Resolutions adopted outside a meeting

Article 31

31.1	Shareholder resolutions may be adopted outside meetings, provided that all holders of a meeting right have agreed with this method of decision-making. The managing directors must be given the opportunity to advise on the items to be resolved upon prior to the adoption thereof.

31.2	If resolutions are passed outside meetings, the votes shall be cast in writing. The requirement that votes be cast in writing may also be satisfied if the resolution is adopted in writing and includes a statement of the method by which each of the shareholders cast its vote.

Amendment to the articles of association

Article 32

The general meeting is authorized to adopt a resolution to amend the articles of association. If a proposal to amend the articles of association is submitted to the general meeting, this must always be stated in the notice convening the general meeting and simultaneously a copy of the proposal containing the proposed amendment verbatim must be deposited at the company’s office for inspection by the shareholders and other holders of a meeting right until the end of the meeting.

Dissolution and liquidation

Article 33

33.1	The general meeting is authorized to adopt a resolution to dissolve the company. If a resolution is to be proposed to the general meeting for dissolving the company, such shall be stated in the convening notice.

33.2	In the event of the company being dissolved, the managing directors shall be the liquidators of the assets of the dissolved company, unless the general meeting appoints other persons to do so.

33.3	The liquidators have the same powers, duties and liabilities as managing directors, insofar as such is compatible with their task as liquidator.

33.4	Any surplus assets remaining after the company’s debts have been settled shall be distributed to the shareholders in proportion to the aggregate nominal value of their individual shareholding.

33.5	After the company has ceased to exist, the company’s accounts, records and other data carriers must be kept for seven (7) years by the person designated for that purpose by the general meeting.

FINAL PROVISIONS

Finally, the person appearing declared on behalf of the Incorporator:

a.	The company’s issued capital on incorporation is one euro (EUR 1.00), consisting of one (1) share, numbered 1.

The Incorporator shall participate in the issued capital of the company by subscribing for one (1) share.

The share has been issued at par.

The issued share has not been fully paid up in cash. The Incorporator is obliged to fully pay up the share upon the company’s request. The share may be paid up in a currency other than that in which the nominal value of the share is denominated.

b.	The following persons are hereby appointed as the company’s first managing directors:

- Michael Brian Shea; and

- Bouke Laskewitz.

c.	The company’s first financial year ends on the thirty-first day of December two thousand twenty-five.

d.	The address of the company is Achtseweg Noord 27, 5651 GG Eindhoven, the Netherlands.

The underlined headings in this deed have been included for ease of reference only.

The existence of the power of attorney to the appearing person appears from one (1) private instrument attached to this deed.

The appearing person is known to me, notary,

IN WITNESS WHEREOF,

the original of this deed was drawn up and executed in Amsterdam, the Netherlands on the date in the first paragraph of this deed. The substance of this deed was stated and clarified to the appearing person. The appearing person declared to have taken note of the content of this deed in time before its execution, agreed to its content and did not require a full reading of this deed. Subsequently, after limited reading in accordance with the law, this deed was signed by the appearing person and me, notary.